FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December, 2005

CREAM MINERALS LTD.

(Translation of registrant's name into English)

Suite 1400 - 570 Granville Street Vancouver, B.C.  V6C 3P1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ......  No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cream Minerals Ltd

(Registrant)

By:/s/ Rodrigo Romo

(Signature)

Rodrigo A. Romo, Legal Assistant

Date: December 6, 2005

Exhibits:

99.1        News Release - Cream Minerals Discovers Important Gold-Silver Mineralization on Nuevo Milenio, Dos Hornos North Zone Dated
               November 16, 2005
99.2        News Release - Widespread Diamond Potential For Cream Minerals Sierra Leone Project Dated November 22, 2005
99.3        News Release - Cream Minerals Announces Second Quater Results And Casierra Property Summary Dated November 30, 2005
99.4        Notice of Intention to Distribute Securities under Section 2.8 of MI 45-102 Resale of Securities
99.5        Management Discussion and Analysis
32.1        CEO Certification
32.2        CFO Certification
99.6        Consolidated Financial Statements
99.7        Technical Report on Alluvial Diamond Properties Dated November 15, 2005
99.8        Certificate and Consent of Author